Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated April 4, 2019

Relating to Preliminary Prospectus Supplement dated April 4, 2019

Registration No. 333-229806

ENLINK MIDSTREAM, LLC

5.375% SENIOR NOTES DUE 2029

Pricing Term Sheet

Issuer:	EnLink Midstream, LLC

Guarantor:	EnLink Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Maturity Date:	June 1, 2029

Principal Amount:	$500,000,000

Net Proceeds (After Estimated Expenses):	$496,450,000

Ratings*:	Ba1 (Moody’s) BB+ (S&P) BBB- (Fitch)

Pricing Date:	April 4, 2019

Settlement Date:

April 9, 2019 (T+3)

The issuer expects that delivery of the notes will be made against payment therefor on or about April 9, 2019, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Reoffer Yield:	5.375%

Coupon:	5.375%

Public Offering Price:	100.000% of the principal amount

Optional Redemption:

Make-Whole Call:	T + 50 bps prior to March 1, 2029

Call at Par:	On or after March 1, 2029

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2019

CUSIP / ISIN:	29336T AA8 / US29336TAA88

Joint Book-Running Managers:

RBC Capital Markets, LLC
BMO Capital Markets Corp.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
BB&T Capital Markets, a division of BB&T Securities, LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement), as amended, with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement, and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them by contacting RBC Capital Markets, LLC at (866) 375-6829, BMO Capital Markets Corp. at (866) 864-7760, SunTrust Robinson Humphrey, Inc. at (800) 685-4786, or Wells Fargo Securities, LLC at (800) 645-9751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.